Exhibit 99.1

FOR IMMEDIATE RELEASE	July 20, 2010

Forbes Medi-Tech Receives Proposal from Pharmachem Laboratories, Inc.

VANCOUVER, BC Forbes Medi-Tech Inc. (OTCBB:FMTI) ( Forbes or Company ) today announced that Pharmachem Laboratories, Inc. ( Pharmachem ), a U.S.-based manufacturer and supplier of ingredients, including nutritionals, food and beverages, flavors and fragrances, has advised the Company that, subject to a satisfactory due diligence review in its sole discretion, it would be prepared to make an offer, that would not be subject to a financing condition, to acquire substantially all of the assets of the Company for cash consideration that exceeds the purchase price described in the asset purchase agreement between the MHT, LLC ( MHT ) and the Company (the Asset Purchase Agreement ) announced in our news release of July 13, 2010. The Pharmachem proposal (the Proposal ) constitutes an Acquisition Proposal pursuant to the terms of the Asset Purchase Agreement.

The Company s Board of Directors (the Board ), after consultation with its outside legal counsel, has concluded that the Proposal would reasonably be expected to lead to a Superior Offer, as that term is defined in the Asset Purchase Agreement. The Company has entered into a confidentiality and standstill agreement with Pharmachem. Subject to the terms and conditions of the Asset Purchase Agreement, the Company intends to pursue discussions with Pharmachem to determine if the Proposal can become a firm offer that is financially superior to the transaction with MHT and that the Company can otherwise treat as a Superior Offer under the Asset Purchase Agreement.

There can be no assurance that Pharmachem will in fact make a firm offer or, if it does, as to the price, terms or conditions thereof. In the event that Pharmachem does make a firm offer that the Board determines constitutes a Superior Offer which the Company wishes to accept, MHT would have the right, but not the obligation, to match such offer within a 5 business day period.

The Board confirms that it continues to support the MHT transaction and confirms its unanimous conclusion that the transaction with MHT is in the best interests of the Company and is fair to the Company's shareholders and its recommendation that shareholders vote in favour of the MHT transaction. The Asset Purchase Agreement with MHT remains in effect as of the date of this News Release.

About Forbes Medi-Tech
Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol" plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower LDL cholesterol levels safely and naturally. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, forward-looking statements ), regarding the Proposal and the Asset Purchase Agreement. Forward-looking statements can be identified by forward-looking terminology such as if , will , can be , may , intends , anticipates and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that Pharmachem will not make a firm offer to the Company or that the conditions to the closing of the transaction contemplated by the Asset Purchase Agreement have not been satisfied. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com